FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of February 16, 2005

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 16, 2005	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about February 16, 2005

Item 3.	News Release

February 16, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Warrant Exercise Proceeds

TAG Oil Ltd. (OTCBB: TAGOF) announced today that warrant holders of the Company have recently exercised 5,412,500 previously issued share purchase warrants amounting to US$1,244,875 for an aggregate issuance of 5,412,500 common shares, increasing the total issued and outstanding to 16,147,081 shares.

Item 5.	Full Description of Material Change

Calgary, Alberta - February 16, 2005 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF) announced today that warrant holders of the Company have recently exercised 5,412,500 previously issued share purchase warrants amounting to US$1,244,875 for an aggregate issuance of 5,412,500 common shares, increasing the total issued and outstanding to 16,147,081 shares. The Company also expects a further 712,500 previously issued share purchase warrants to be exercised amounting to a further US$163,875 being received.

As a result of the exercise of 3,750,000 of the above warrants, Vancouver businessman Mr. Alex Guidi, an insider of the Company, will beneficially own 4,936,000 or 30.57% of the outstanding shares of the Company. These shares were acquired for investment purposes.

TAG Oil Ltd. is a Canadian exploration company with operations in the Taranaki and Canterbury Basins of New Zealand.

TAG Oil's regulatory filings can be viewed at www.sec.gov or www.sedar.com.

For further information:

Drew Cadenhead, President and CEO
1-403-770-1934

Garth Johnson, CFO
1-604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report

February 16, 2005

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia